July 8, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	William H Thompson, Accounting Branch Chief Yolanda Guobadia, Staff Accountant

Re:	Williams-Sonoma, Inc. Form 10-K for the fiscal year ended February 1, 2015 Filed April 2, 2015 File No. 001-14077

Ladies and Gentlemen:

Williams-Sonoma, Inc. (the “Company”) is submitting this letter in response to the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) comment letter dated June 11, 2015 (the “Comment Letter”). For your convenience, the Staff’s comments 1 through 7 have been repeated below, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.

The Company acknowledges that, as described in the responses below, it will address the comments contained in the Comment Letter in all future filings with the Commission, as applicable.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

1.	We note your discussions of changes in net revenues, e-commerce net revenues, retail net revenues and other data, cost of goods sold and selling, general and administrative expenses during each year presented. Please revise future filings to quantify the impact of price and volume changes on net sales as well as the other factors you identify as impacting such revenues and expenses. For example, you should quantify to the extent practicable the increase in your international operations and the loss of the additional week of revenues in fiscal 2012 on retail net revenues and lower selling margins and increases in occupancy costs on costs of goods sold as a percentage of revenue. In addition, please include a discussion of the factors causing the changes.

Securities and Exchange Commission

July 8, 2015

Response:

In response to the Staff’s comment, we advise the Staff that as disclosed on page 26 of our Form 10-K for the year ended February 1, 2015, our practice is to discuss factors affecting year-over-year changes within our MD&A in their order of magnitude in order to provide the reader with an understanding of the importance of each driver. In future filings, we will continue to disclose the primary factors affecting our results of operations on a qualitative basis in the order of quantitative significance, and, as requested, will provide additional details around the material drivers of the changes in our net revenues, cost of goods sold and selling, general and administrative expenses, including quantifying such factors where meaningful.

An example (using our Net Revenues disclosure on page 27 of our Form 10-K for the year ended February 1, 2015) of how our disclosure may be presented in future filings is as follows:

Net revenues in fiscal 2014 increased by $310,830,000, or 7.1%, compared to fiscal 2013, with comparable brand revenue growth of 7.1%. The increase in net revenues was driven by a 12.1% increase in our e-commerce net revenues and a 2.4% increase in our retail net revenues. These revenue increases were primarily due to a higher mix of furniture sales which have higher average unit prices, 16 net new stores, and a 9% increase in our foreign revenues. By Brand, our revenue growth was primarily driven by the West Elm and Pottery Barn brands.

2.	Please tell us what consideration you gave to describing any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net revenues or income from continuing operations. For example, please include a discussion of the trends in same store sales, selling margins and occupancy costs and advertising efficiency. Please refer to Item 303(a) of Regulation S-K.

Response:

In response to the Staff’s comment, we advise the Staff that in determining whether or not to disclose a known trend, we applied the guidance in SEC FRM 9220.11, including assessing the materiality of the trend on our overall financial statements, as well as such factors as market conditions and the long or short term nature of such trends. Based on these factors, we respectfully advise the Staff that we did not identify known trends or uncertainties that we believed had occurred or were likely to occur or that we believed would have a material favorable or unfavorable impact on our net revenues or income from continuing operations.

Securities and Exchange Commission

July 8, 2015

We review our historical and projected results for all of our key metrics on a continual basis, including comparable store sales, selling margins, occupancy costs and advertising efficiency. The retail business is inherently unpredictable and our management team makes decisions impacting revenues and expenses on a daily basis based on sales and operational information. Due to this, the results of these metrics fluctuate during any one period and from period to period and are therefore difficult to predict or to identify any known trends.

We also respectfully point the Staff to the section titled “Competition and Seasonality” on page 5 of our Form 10-K for the year ended February 1, 2015, in which we remind the reader of the seasonality of our business and the impact on revenues as well as employee and catalog costs.

We will continue to evaluate material trends on our business and will disclose any additional material known trends in future filings, as applicable.

3.	We note your disclosure of “selling square footage” and “LSF” metrics on page 28. We also note the disclosure of such metrics in your press releases. Please tell us your consideration of disclosing how these metrics correlate to your results of operations and discussing their limitations.

Response:

In response to the Staff’s comment, we advise the Staff that we have historically provided selling square footage and leased square footage within our public filings in order to provide the reader with additional data points, including productivity metrics, on our retail business and occupancy costs. For example, we would expect an increase in our selling or leased square footage to correspond to an increase in our net revenues and/or occupancy costs. However, this metric cannot be solely relied upon because changes in our selling and leased square footage may not be the key driver and/or may be only one of several drivers of the changes in our business. Other key drivers of net revenues and occupancy costs include price changes, changes in our comparative store sales, rent increases, depreciation of our capital expenditures, etc. In future filings, where selling and/or leased square footage changes are significant drivers of the changes in our results, we will disclose the correlation of such metrics.

Notes to Consolidated Financial Statements

4.	Please tell us the amount of breakage recognized for each year presented and how the breakage is classified in your financial statements. If material, please disclose the amount of breakage recognized in future filings. Please also disclose whether your gift cards have expiration dates.

Securities and Exchange Commission

July 8, 2015

Response:

In response to the Staff’s comment, we advise the Staff that the amount of breakage recognized from unredeemed gift cards by the Company, for each year presented is:

Fiscal 2014	Fiscal 2013	Fiscal 2012
$9,491,000	$8,421,000	$9,487,000

This income, which we do not consider to be material to our consolidated financial statements, is recorded in other income within selling, general and administrative expenses. Our gift cards do not have expiration dates and we will revise future filings to disclose this. For example, we will revise our disclosure as follows, with new language indicated by underlined text.

Customer Deposits

Customer deposits are primarily comprised of unredeemed gift cards and merchandise credits and deferred revenue related to undelivered merchandise. We maintain a liability for unredeemed gift cards and merchandise credits until the earlier of redemption, escheatment or four years as we have concluded that the likelihood of our gift cards being redeemed beyond four years from the date of issuance is remote. Income from unredeemed gift cards and merchandise credits, which is recorded in other income within selling, general and administrative expense is not material to our consolidated financial statements. Our gift cards and merchandise credits have no expiration dates.

5.	We note that you have multi-year franchise agreements with third parties in the Middle East, Philippines and Mexico. Please tell us the terms of your franchise agreements and your revenue recognition policy for franchise revenues, including any initial fees paid by franchisees. Please also tell us the significance of franchise fees and product sales to franchisees for each year presented.

Response:

In response to the Staff’s comment, we advise the Staff that the terms of our franchise agreements generally include product sales (cost plus a mark-up), as well as royalty fees dependent on the market. No initial fees have been received from the franchisees.

Revenues for merchandise sales are recognized upon the transfer of merchandise title from the Company to the franchisee when all other criteria for revenue recognition set forth in ASC 605 has been met. Royalty revenues are recognized based on a percentage of the franchisees actual sales.

Securities and Exchange Commission

July 8, 2015

We advise the Staff that total foreign revenues, which include product sales and any applicable royalty fees from our franchise operations, are less than 5% of our total net revenues and are not material to our consolidated financial statements for each of the three years presented. We respectfully direct the Staff to the disclosure set forth in Note 1 to the table presented in Note L of our Form 10-K for the year ending February 1, 2015, “Segment Reporting”, which states that our total fiscal 2014, 2013 and 2012 foreign net revenues include approximately $235.8 million (or 5.0% of total net revenues), $215.5 million (or 4.9% of total net revenues), and $166.6 million (or 4.1% of total net revenues) related to our foreign operations.

Foreign Currency Translation, page 45

6.	Please disclose the changes in the accumulated balance of foreign currency translation adjustments. Please refer to ASC 220-10-45-14A.

Response:

In response to the Staff’s comment, although we do not believe these amounts are material, we will disclose the accumulated balance of foreign currency translation adjustments within our future filings. Had we disclosed this information within the notes to our Form 10-K for the fiscal year ended February 1, 2015, it would have been presented as follows:

Securities and Exchange Commission

July 8, 2015

In thousands	Foreign Currency Translation	Cash Flow Hedges	Accumulated Other Comprehensive Income
Balance at January 29, 2012	$12,590	$—	$12,590
Foreign currency translation adjustments, net of tax	1,043	—	1,043

Balance at February 3, 2013	$13,633	$—	$13,633

Foreign currency translation adjustments, net of tax	(7,850)	—	(7,850)
Change in fair value of derivative financial instruments, net of tax	—	870	870
Reclassification adjustment for realized gains on derivative financial instruments, net of tax [1]	—	(129)	(129)

Other comprehensive income (loss), net	(7,850)	741	(7,109)

Balance at February 2, 2014	$5,783	$741	$6,524

Foreign currency translation adjustments, net of tax	(9,305)	—	(9,305)
Change in fair value of derivative financial instruments, net of tax	—	806	806
Reclassification adjustment for realized gains on derivative financial instruments, net of tax [1]	—	(573)	(573)

Other comprehensive income (loss), net	(9,305)	233	(9,072)

Balance at February 1, 2015	$(3,522)	$974	$(2,548)

[1]	Refer to Note M to the Consolidated Financial Statements for additional disclosures about reclassifications out of accumulated other comprehensive income and their corresponding effects on the respective line items in the Consolidated Statements of Earnings.

Note L: Segment Reporting, page 54

7.	We note your disclosure that you have retail and e-commerce businesses in Canada, Australia and the United Kingdom, and operations throughout Asia and Europe. Please tell us your consideration of providing the disclosure required by ASC 280-10-50-41.

Response:

In response to the Staff’s comment, we respectfully advise the Staff that we have considered the guidance in ASC 280-10-50-41 which requires that revenues and long-lived assets attributed to an individual foreign country be disclosed separately, if material. We advise the Staff that neither revenues nor long-lived assets attributed to an individual

Securities and Exchange Commission

July 8, 2015

foreign country is material to our consolidated financial statements. We respectfully direct the Staff’s attention to the disclosure set forth in Note 1 to the table presented in Note L of our Form 10-K for the year ending February 1, 2015, “Segment Reporting”, which states that our total net revenues for fiscal 2014 include approximately $235.8 million (or 5.0% of total net revenues) and our total assets as of February 1, 2015, include approximately $58.3 million (or 2.5% of total assets), related to our foreign operations. There are several separate foreign jurisdictions included within these figures, none of which is individually material to our consolidated financial statements. Accordingly, we do not believe that separate disclosure within our consolidated financial statements is required.

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Securities and Exchange Commission

July 8, 2015

The Company advises the Staff that it is aware of and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (415) 616–8524. The Company respectfully requests that the Staff confirm that it has no additional requests or comments when the Staff’s review is complete.

Sincerely,

Julie P. Whalen
Executive Vice President, Chief Financial Officer

cc:	Laura Alber – President and Chief Executive Officer

Adrian T. Dillon – Chairman, Audit and Finance Committee

David R. King – Senior Vice President, General Counsel and Secretary

Adam Scott – Deloitte & Touche LLP

Aaron J. Alter – Wilson Sonsini Goodrich & Rosati